FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of September, 2005

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X     Form 40-F
                               -----             -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934. )

                          Yes           No   X
                              -----        -----

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         The announcement on appointment of new director and alternate director of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on September 12, 2005.


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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                            -------------------

                          By  /s/ Oliver E Lixin
                            --------------------






                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:    September 12, 2005


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                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                                  ANNOUNCEMENT

Appointment of New Director and Alternate Director

The board of directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") is pleased to announce that, after the review and approval by the Board of the proposal made by the Compensation Committee of the Company, Mr. Jose Maria Alvarez-Pallete has been appointed as a non-executive director and member of the Strategic Planning Committee of the Company and Mr. Mauricio Sartorius, who is nominated by Mr. Jose Maria Alvarez-Pallete, has been appointed as alternate director to Mr. Jose Maria Alvarez-Pallete, with effect from 12 September 2005.

Mr. Jose Maria Alvarez-Pallete, age 41, is the Chairman and the Chief Executive Officer of Telefonica Internacional, S. A., the wireline division of Telefonica in Latin America. He is now responsible for this unit that accounts for 23 million fixed lines, 23,000 employees, revenues above 7 billion Euros and an EBITDA above 3 billion Euros. This unit represents around 21% of total revenues of the Telefonica Group. He is also one of the five members of the Telefonica Management Committee. As at the date of this announcement, Telefonica Internacional, S.A. has 5% interest in the issued share capital of the Company. He is a member of the following Boards of Directors during the last three years: Telefonica de Espana, Telefonica Moviles, Telefonica Moviles Espana, Telefonica Data, Telefonica Internacional, Telefonica de Argentina, Telesp, Telefonica CTC Chile, Telefonica de Peru, Cointel, Compania de Telefonos de Chile Transmisiones Regionales, Telefonica Larga Distancia de Puerto Rico and a member of the Supervisory Board of Cesky Telecom. He is the winner of the CFO Europe Best Practice Award in 2001, in the category of Mergers and Acquisitions, by the CFO Europe Magazine (The Economist Group). He has a degree in Economics from the Universidad Complutense of Madrid. He also studied Economics at the Universite Libre in Belgium.

Mr. Mauricio Sartorius, age 46, resides in Beijing and is the Chief Representative Officer of Asia of Telefonica Internacional, S.A. since January 2005. Mr. Mauricio Sartorius joined Telefonica in January 1997 as a Deputy Managing Director in the Corporate Finance Department. In 1998, Mr. Mauricio Sartorius became managing director for human resources for Telefonica Internacional, S.A.. He has a degree in Economics from the Universidad Complutense of Madrid and an MBA from New York University.

Save as disclosed above, each of Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Each of them does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the appointment of Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius that need to be brought to the attention of the shareholders of the Company.

Mr. Jose Maria Alvarez-Pallete has not entered into any written service contract with the Company, and he will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr. Jose Maria Alvarez-Pallete is entitled to receive an annual director's fee of HK$250,000. Director's fees are payable on a time pro-rata basis for any non-full year's service. In addition, Mr. Jose Maria Alvarez-Pallete is entitled to an additional annual fee of HK$50,000 as a member of the Strategic Planning Committee. His remuneration has been determined with reference to his respective duties, responsibilities and experience, and to prevailing market conditions.

The Company believes that Mr. Jose Maria Alvarez-Pallete's extensive management experience in the telecommunications industry and his valuable expertise will be of great benefit to the Company. The appointment of Mr. Jose Maria Alvarez-Pallete will also enhance the co-operation between the Company and Telefonica Group. The Company takes this opportunity to welcome Mr. Jose Maria Alvarez-Pallete as a member of the Board and Mr. Mauricio Sartorius as alternate director to Mr. Jose Maria Alvarez-Pallete.

Resignation of Director

The Board announces that Mr. Keith Rupert Murdoch has resigned from his posts as a non-executive director and the Chairman of the Compensation Committee of the Company with effect from 12 September 2005 for personal reasons. Mr. Murdoch has been appointed by the Board to serve as adviser to the Board with effect from the same date.

Mr. Murdoch has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge Mr. Murdoch's contributions to the Company, with the highest regard and deepest gratitude.

Change of Chief Financial Officer

The Board announces that Dr. Fan Xingcha has resigned as Chief Financial Officer of the Company with effect from 12 September 2005. Dr. Fan has been appointed by the Board to serve as adviser to the Board with effect from the same date. The Board takes this opportunity to acknowledge Dr. Fan's contributions to the Company, with the highest regard and deepest gratitude.

The Board further announces that Mr. Li Fushen has been appointed by the Board as Chief Financial Officer of the Company with effect from 12 September 2005.

                                            By order of the Board
                              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                                Zhang Chunjiang
                                                   Chairman

Hong Kong, 12 September 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.